Form N-SAR, Sub-Item 77E
Legal Proceedings


Nuveen Premier Municipal Opportunity Fund,
Inc. f/k/a
Nuveen Premier Insured Municipal Income Fund, Inc.
811-06457

    Certain Nuveen leveraged closed-end funds
(including the Nuveen Premier Insured Municipal
Income Fund, Inc. (symbol  NIF ) (hereafter, the
 Fund )) were the subject of a putative shareholder derivative action complaint filed on February 18, 2011 in the Circuit Court of Cook County, Illinois, Chancery
Division (the  Cook County Chancery Court ) captioned
Martin Safier, et al., v. Nuveen Asset Management, et al.
(the Complaint ). The Complaint was filed on behalf of purported holders of each funds common shares and also names Nuveen Fund Advisors as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the Defendants ). The Complaint alleged that Nuveen Fund Advisors (the funds investment adviser) and the funds officers and Board of Directors or Trustees, as applicable (the Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of the funds auction rate preferred shares
( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities.

    The suit sought a declaration that the Defendants breached their fiduciary duties, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. On
April 29, 2011, each of the Defendants filed a motion to dismiss the Complaint. By decision dated December 16, 2011, the Court granted the Defendants Motion to Dismiss with prejudice and the plaintiffs failed to appeal that decision within the required time frame.